UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Affinion Group Holdings Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

008294209
(CUSIP Number)

Copies to: Lance Friedler Robert Youree c/o Phoenix Investment Adviser LLC 420 Lexington Avenue, Suite 2040 New York, NY 10170
December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008294209	13G/A	Page 2 of 8

1.	Names Of Reporting Persons Jeffrey Peskind I.R.S. Identification No. Of Above Persons (Entities Only)

2.	check the appropriate box if a group		(a) ☐ (b) ☐
3.	sec use only

4.	citizenship or place of organization UNITED STATES
number of shares beneficially owned by each reporting person with:	5.	sole voting power		358,789
	6.	shared voting power		109,095
	7.	sole dispositive power		358,789
	8.	shared dispositive power		109,095
9.	aggregate amount beneficially owned by each reporting person			467,884
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			5.11%
12.	type of reporting person (See Instructions)			IN

CUSIP No. 008294209	13G/A	Page 3 of 8

1.	Names Of Reporting Persons Phoenix Investment Adviser, LLC I.R.S. Identification No. Of Above Persons (Entities Only) 36-4581843

2.	check the appropriate box if a group		(a) ☐ (b) ☐
3.	sec use only

4.	citizenship or place of organization DELAWARE LIMITED LIABILITY COMPANY
number of shares beneficially owned by each reporting person with:	5.	sole voting power		358,789
	6.	shared voting power		109,095
	7.	sole dispositive power		358,789
	8.	shared dispositive power		109,095
9.	aggregate amount beneficially owned by each reporting person			467,884
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			5.11%
12.	type of reporting person (See Instructions)			IA

CUSIP No. 008294209	13G/A	Page 4 of 8

1.	Names Of Reporting Persons JLP Credit Opportunity Master Fund Ltd I.R.S. Identification No. Of Above Persons (Entities Only) 98-0446227

2.	check the appropriate box if a group		(a) ☐ (b) ☐
3.	sec use only

4.	citizenship or place of organization CAYMAN ISLANDS
number of shares beneficially owned by each reporting person with:	5.	sole voting power		330,847
	6.	shared voting power
	7.	sole dispositive power		330,847
	8.	shared dispositive power
9.	aggregate amount beneficially owned by each reporting person			330,847
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			3.61%
12.	type of reporting person (See Instructions)			CO

CUSIP No. 008294209	13G/A	Page 5 of 8

Item 1.

(a)	Name of Issuer:	Affinion Group Holdings Inc.

(b)	Address of Issuer’s Principal	6 High Ridge Park
	Executive Offices:	Stamford, CT 06905

Item 2.

(a)	Name of Person Filing:	Phoenix Investment Adviser LLC (“Phoenix”) acts as the discretionary investment manager to JLP Credit Opportunity Master Fund Ltd. Jeffrey Peskind is the Managing Member of Phoenix.

(b)	Address of Principal Business Office:	420 Lexington Avenue, Suite 2040
	or, if none, Residence	New York, NY 10170

(c)	Citizenship:	Phoenix Investment Adviser LLC	Delaware LLC
		JLP Credit Opportunity Master Fund Ltd	Cayman Islands Corporation
		Jeffrey Peskind	United States

(d)	Title of Class of Securities:	Class A Common Stock

(e)	CUSIP Number:	008294209

CUSIP No. 008294209	13G/A	Page 6 of 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 008294209	13G/A	Page 7 of 8

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	467,884

(b)	Percent of class:	5.11%

Calculation of percentage of beneficial ownership is based on 9,157,071 outstanding shares of the Issuer’s Class A Common Stock on December 31, 2017.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	358,789

(ii)	Shared power to vote or to direct the vote:	109,095

(iii)	Sole power to dispose or to direct the disposition of:	358,789

(iv)	Shared power to dispose or to direct the disposition of:	109,095

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, each Reporting Person disclaims beneficial ownership of all such securities.

Items 7 – 9.	Not Applicable.

CUSIP No. 008294209	13G/A	Page 8 of 8

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2018
Date

JEFFREY PESKIND

/s/ Jeffrey Peskind

PHOENIX INVESTMENT ADVISER LLC

/s/ Jeffrey Peskind
Name:	Jeffrey Peskind
Its:	Managing Member

JLP CREDIT OPPORTUNITY MASTER FUND LTD

/s/ Jeffrey Peskind
Name:	Jeffrey Peskind
Its:	Director